CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.

Room 1907, No. 1038 West Nanjing Road

Westagate Mall

Jing’An District, Shanghai, China 200041

November 15, 2021

Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Changjiang Mining & New Energy Company, Ltd.
Amendment No. 2 to Registration Statement on Form 10
File No. 000-05474
Filed October 28, 2021

Dear Mr. Kruczek:

Set forth below are the responses of China Changjiang Mining & New Energy Company, Ltd., a Nevada corporation (“CHJI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 25, 2021, with respect to (i) our Form 10-12(g) Amendment 1 filed on September 28, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 2 to Registration Statement on Form 10 filed October 28, 2021

Risk Factors, page 8

1. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Please also discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response:

The following language was inserted:

Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

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The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If our PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless.

Item 2. Financial Information, page 15

2. We note your revisions in response to prior comment 1. Please also revise the disclosures in this section to correspond with the periods for which you have provided financial information.

Response:

Revised disclosures posted to correspond with the periods corresponding with provided financial information.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

China Changjiang Mining & New Energy Company, Ltd.

By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:     Wayne Chin

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